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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

China Digital TV Holding Co., Ltd.

(Name of Issuer)

Ordinary Shares/American Depositary Shares

(Title of Class of Securities)

16938G 107

 (CUSIP Number)

October 4, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 7 pages

CUSIP No. 16938G 107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). China Capital Investment Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 12,002,080
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 12,002,080
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,002,080
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 20.9%
12.	Type of Reporting Person (See Instructions) CO

Page 2 of 7 pages

CUSIP No. 16938G 107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). WONG, Yuk Shing
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong Special Administrative Region, People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 4, 800,832
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 4,800,832
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,800,832
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.4%
12.	Type of Reporting Person (See Instructions) IN

Page 3 of 7 pages

Item 1.

(a)	Name of Issuer: China Digital TV Holding Co., Ltd.

(b)	Address of Issuer’s Principal Executive Offices: Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China

Item 2.

(a)	Name of Person Filing: China Capital Investment Holdings Limited

(b)	Address of Principal Business Office or, if none, Residence: Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing 100085, People’s Republic of China

(c)	Citizenship: British Virgin Islands

(d)	Title of Class of Securities: Ordinary shares/ADSs

(e)	CUSIP Number: N/A

(a)	Name of Person Filing: WONG, Yuk Shing

(b)	Address of Principal Business Office or, if none, Residence: No. 1000 Kanghua Yiyuan Dongguan Road Dongguan City Guangdong Province, People’s Republic of China

(c)	Citizenship: Hong Kong Special Administrative Region, People’s Republic of China

(d)	Title of Class of Securities: Ordinary shares/ADSs

(e)	CUSIP Number: N/A

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not applicable.

Page 4 of 7 pages

Item 4. Ownership.

(a)	Amount beneficially owned by China Capital Investment Holdings Limited: 12,002,080.

(b)	Percent of class: 20.9%.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote.

	(ii)	Shared power to vote or to direct the vote: 12,002,080.

	(iii)	Sole power to dispose or to direct the disposition of.

	(iv)	Shared power to dispose or to direct the disposition of: 12,002,080.

(a)	Amount beneficially owned by Yuk Shing WONG: 4,800,832.

(b)	Percent of class: 8.4%.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote.

	(ii)	Shared power to vote or to direct the vote: 4,800,832.

	(iii)	Sole power to dispose or to direct the disposition of.

	(iv)	Shared power to dispose or to direct the disposition of: 4,800,832.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Page 5 of 7 pages

Item 10. Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 23, 2008
Date

/s/ Zengxiang LU
Signature
Zengxiang LU/Director, China Capital Investment Holdings Limited
Name/Title

/s/ Yuk Shing WONG
Signature

Yuk Shing WONG/Shareholder, China Capital Investment Holdings Limited
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)

Page 6 of 7 pages

EXHIBIT 99.1

JOINT FILING STATEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a statement on Schedule 13G (including any and all amendments thereto) with respect to the ordinary shares, and American Depositary Shares representing such ordinary shares, of China Digital TV Holding Co., Ltd., and further agree to the filing of this agreement as an exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such statement on Schedule 13G.

Dated: January 23, 2008

By: /s/ ZENGXIANG LU
Name: Zengxiang Lu
Title: Director, China Capital Investment Holdings Limited

By: /s/ Yuk Shing WONG
Name: Yuk Shing WONG
Title: Shareholder, China Capital Investment Holdings Limited

Page 7 of 7 pages